Mail Stop 3010

September 18, 2009

VIA U.S. MAIL AND FAX (303) 567-5600

Mr. Walter C. Rakowich
Chief Executive Officer
Prologis
4545 Airport Way
Denver, CO 80239

       Re: **Prologis**
              Form 10-K for the year ended December 31, 2008
              Filed March 2, 2009
              File No. 001-12846

Dear Mr. Rakowich:

We have reviewed your response letter dated August 21, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Funds From Operations, page 57

1.   We note from your proposed disclosure that your discussion of the manner in which management uses FFO, including significant non-cash items is combined with your discussion of how management uses FFO, excluding significant non-cash items, discussing them both simply as your FFO measures. As the presentation of adjusted FFO, excluding significant non-cash items is a new and different presentation and arises from adjustments that you expect to diminish in a short period of time, we would anticipate that there would be a more robust and differing discussion for this presentation. For example, it appears that the reason

for adjusting FFO to include foreign currency gains and losses would be different from the reason for excluding impairments.

In addition, your disclosure should be expanded to:

- Clearly explain what FFO, as adjusted, both including and excluding significant non-cash items, means to you, and how you use each measure. Specifically, please explain how making these adjustments to FFO allow you to better understand the core operating performance of the company. As mentioned below, significant impairment charges could indicate that the long term core operating performance of the company may be on a downward slope. Your discussion should avoid generic wording like "macro-economic factors that have impacted our current results...have limited impact on how we view the underlying dynamics and performance of our real estate properties".

- Explain in clear language how you view the "underlying dynamics and performance of your real estate properties", and why these non-cash adjustments do not significantly impact your views, other than the fact that you are a long-term holder and operator of real estate. Further, we would expect that if the properties have been impaired, it would impact your evaluation of performance because it would affect future results. Please explain why the adjustments both would not and should not affect your evaluation of performance and results. While it appears that the current depressed economic environment has driven the impairment charges, it is not clear when, or if, the environment, and specifically property values and rents, will see a full recovery.

- Explain the underlying reasons why the items adjusted for are not primary drivers in your decision-making processes and capital investment decisions, particularly if the present economics are not expected to turn around for some time.

- Reword your disclosures to create a plain English presentation. Giving users of your financial statements a clearer understanding of how you make investment decisions and evaluate core operating performance should make it clear why these adjustments are not significant to your decisions.

Finally, we note that you have disclosed as a limitation of your FFO measures that non-cash impairment charges may be realized in the future upon the ultimate disposition of the related real estate properties or other assets. Please clarify whether you mean that you may recoup the impairment if the fair value of the asset recovers, or if you mean that you may in fact actually realize that loss upon ultimate disposition. If your intent was to say that you may recoup the impairment if the fair value of the asset recovers, please clearly state this and discuss in more detail how one of the factors in your decision to adjust FFO for these amounts was that you expected their impact to diminish in the future.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief